Alamos Gold Inc.	Suite 2010,120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX : AGI

Friday, August 4th, 2006	For Immediate Release

Alamos Gold Inc. Second Quarter Financial Results - Release Notification and Conference Call

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX: AGI) announces that it will release its second quarter 2006 results on Wednesday, August 9th, 2006, after normal trading hours.

Alamos’ senior management will host a conference call on Thursday, August 10th, at 11:00 a.m. EDT (8:00 am PDT) to discuss its financial results and exploration and operations activities.

Conference Call :

Live Conference Call:

Local Access:  416-695-5261

Toll-Free Access:  1-877-888-3855

Instant Replay Access information:

Local Access:  416-695-5275

Toll-Free Access:  1-888-509-0081

Passcode:  629002

Expiry Date:  August 22nd, 2006

Webcast:

The conference call will also be webcast live at www.alamosgold.com

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.